

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2014

Via E-mail
Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, Texas 77002

> **Re: Genesis Energy, L.P.**
> **Registration Statement on Form S-3**
> **Filed May 9, 2014**
> **File No. 333-195858**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2014**
> **Filed May 2, 2014**
> **File No. 1-12295**

Dear Mr. Deere:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Risk Factors, page 2

1.   You state that you "hereby incorporate by reference into this prospectus . . . all other risk factors contained in any other documents that are incorporated by reference into this prospectus or any prospectus supplement." We note related disclosure at page 54 of this prospectus, where you also refer to "risk factors identified in this prospectus." However, the disclosure in this section includes no identified risk factors. Finally, both sentences under "Risk Factors" at page 39 of your Form 10-Q for the fiscal quarter ended March

31, 2014, appear generic and unclear. None of these attempts to incorporate by reference is sufficiently precise. Please revise to give effect to Securities Act Rule 411(d), which prohibits incorporation by reference where it would "render the statement incomplete, unclear or confusing."

Legality Opinions filed as Exhibit 5.1, 5.2, and 5.3

2.   Please obtain and file as exhibits new or revised opinions of counsel which give effect to each of the following comments.

3.   For each guarantee, counsel must provide an opinion that such guarantees are the guarantor's binding obligations. See Item 601(b)(5)(i) of Regulation S-K. Also see the guidance contained in Section II.B.1.e. of Staff Legal Bulletin No. 19 (CF), which we refer to as "SLB 19." SLB 19 is available at www.sec.gov/interps/legal/ cfslb19.htm. It is not clear that the requisite opinion has been rendered with regard to the guarantees of Red River Terminals, L.L.C. and TDC, L.L.C.

First, we note numbered opinion paragraph 7 and letters (x) and (y) in the opinion filed as exhibit 5.1. That text can be read to suggest that those guarantees are omitted from the opinion rendered. Second, we note the opinion that "such Guarantee by such Company will have been duly authorized by all necessary limited liability company action on the part of such Company," which is set forth at page 3 in the opinion filed as exhibit 5.3. While it is a component of the required binding obligation opinion, merely indicating that a guarantee has been authorized is not sufficient absent the other components (see comment 5 below).

Exhibit 5.2

4.   Please ensure that counsel eliminates overly broad assumptions. For example, in the penultimate sentence of the second paragraph of the legality opinion filed as Exhibit 5.2, counsel states that it has assumed "the existence and entity power of each party to the Indenture." But this "assumes away" the relevant issue on which counsel opines in subparagraphs (i) and (ii). Refer to the guidance contained in Sections II.B.1.e. and II.B.3.a of SLB 19.

Exhibit 5.3

5.   Similarly, subparagraphs (A)(v)(a) and (A)(v)(b) of the legality opinion filed as Exhibit 5.3 assume that Red River Terminals, L.L.C. and TDC, L.L.C. "will validly exist" and "will have the necessary . . . power" to guarantee the securities. As counsel must opine on the valid existence and entity power of the guarantor, this language "assumes away" relevant issues underlying the opinion. Refer to SLB 19 at Sections II.B.1.e and II.B.3.a.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact PJ Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: J. Vincent Kendrick
        Akin Gump Strauss Hauer & Feld LLP